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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                       SUNQUEST INFORMATION SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)

                        SUNSHINE ACQUISITION CORPORATION
                                  KIRSTY, INC.

                                   MISYS PLC
                      (NAMES OF FILING PERSONS (OFFERORS))

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   867654105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 ROSS K. GRAHAM
                                   MISYS PLC
                                 BURLEIGH HOUSE
                                 SALFORD PRIORS
                        EVESHAM, WORCESTERSHIRE WR11 5SH
                                    ENGLAND
                              011-44-138-687-1373
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
 AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:
                              PAUL H. WILSON, JR.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 909-6000
                            ------------------------
                           CALCULATION OF FILING FEE

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              TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
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
                   $404,339,983                                          $80,868
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

* For purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, no par value, of Sunquest Information Systems, Inc. (the "Shares") at a price per Share of $24.00 in cash. As of June 22, 2001, there were (i) 15,601,368 Shares outstanding, (ii) 2,343,692 Shares authorized for issuance pursuant to the exercise of outstanding options to purchase Shares, and (iii) 4,248 Shares authorized for issuance pursuant to the Company's Employee Stock Purchase Plan. The fee was calculated by (i) multiplying $24.00, the per Share offer consideration, by 15,601,368, the sum of the number of Shares sought in the Offer, plus (ii) payments to holders of options of the difference between the average weighted exercise price of $11.2393 per Share and the offer consideration. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50(th) of one percent of the transaction value.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

               AMOUNT PREVIOUSLY PAID: NOT APPLICABLE          FILING PARTY: NOT
APPLICABLE
               FORM OR REGISTRATION NO.: NOT APPLICABLE          DATE FILED: NOT
APPLICABLE

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
        [X] third-party tender offer subject to Rule l4d-1.
        [ ] Issuer tender offer subject to Rule l3e-4.
        [ ] going-private transaction subject to Rule 13e-3.
        [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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

     This Tender Offer Statement on Schedule TO relates to the third-party tender offer by Sunshine Acquisition Corporation, a Pennsylvania corporation (the "Purchaser") and a direct wholly-owned subsidiary of Kirsty, Inc., a Delaware corporation ("Kirsty") and an indirect wholly-owned subsidiary of Misys plc, a public company organized under the laws of England ("Misys"), to purchase all of the issued and outstanding shares of common stock, no par value per share (the "Shares"), of Sunquest Information Systems, Inc., a Pennsylvania corporation ("Sunquest" or the "Company"), at a purchase price of $24.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 24, 2001 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit
(a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 1.  SUMMARY TERM SHEET

     The information set forth in the Summary Term Sheet in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

     (a) The name of the subject company is Sunquest Information Systems, Inc., a Pennsylvania corporation. The Company's executive offices are located at 4801 East Broadway Boulevard, Tucson, Arizona 85711, telephone (520) 570-2000.

     (b) The class of securities to which this statement relates is the common stock, no par value per Share, of the Company, of which 15,601,368 Shares were issued and outstanding as of June 22, 2001. The information set forth on the cover page and in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends on the Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

     (a) This Tender Offer Statement is filed by Misys, Kirsty and the Purchaser. The information set forth in Section 9 ("Certain Information Concerning the Purchaser, Kirsty and Misys") of the Offer to Purchase and on Annex I thereto is incorporated herein by reference.

     (b) The information set forth in Section 9 ("Certain Information Concerning the Purchaser, Kirsty and Misys") of the Offer to Purchase and on Annex I thereto is incorporated herein by reference.

     (c) The information set forth in Section 9 ("Certain Information Concerning the Purchaser, Kirsty and Misys") of the Offer to Purchase and on Annex I thereto is incorporated herein by reference. During the last five years, none of the Purchaser, Kirsty or Misys, or, to the best knowledge of the Purchaser, Kirsty or Misys, any of the persons listed on Annex I to the Offer to Purchase
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

ITEM 4.  TERMS OF THE TRANSACTION

     (a) The information set forth in the Offer to Purchase is incorporated herein by reference.

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

ITEM 5.  CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (a) Misys and its subsidiaries are principally engaged in the provision of computer systems, software products and related services, as well as transaction processing services, to the financial services and healthcare industries internationally. During the past two years, there have been no transactions that would be required to be disclosed under this Item 5(a) between any of the Purchaser, Kirsty or Misys or, to the best knowledge of the Purchaser, Kirsty and Misys, any of the persons listed on Annex I to the Offer to Purchase, and the Company or any of its executive officers, directors or affiliates.

     (b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser, Kirsty and Misys"), Section 11 ("Background of the Offer") and Section 13 ("The Transaction Documents") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction, Sections 9, 11 and 13 of the Offer to Purchase, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed under this Item 5(b) between any of the Purchaser, Kirsty or Misys or any of their respective subsidiaries or, to the best knowledge of the Purchaser, Kirsty and Misys, any of those persons listed on Annex I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a), (c)(1)-(7) The information set forth in the Introduction, Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations"), Section 9 ("Certain Information Concerning the Purchaser, Kirsty and Misys"), Section 11 ("Background of the Offer") Section 12 ("Purpose of the Offer; Plans for the Company"), Section 13 ("The Transaction Documents"), and Section 14 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a), (b) and (d) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) and (b) The information set forth in the Introduction and Section 9 ("Certain Information Concerning the Purchaser, Kirsty and Misys") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     (a) The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS

     (a) and (b) Not applicable because the form of payment consists solely of cash, the Offer is not conditioned on their ability to obtain financing, and the Offer is for all outstanding Shares. Misys, Kirsty and the Purchaser, therefore, do not believe that their financial condition is material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.

ITEM 11.  ADDITIONAL INFORMATION

     (a) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations"), Section 13 ("The Transaction Documents") and Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

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     (b) The information set forth in the Offer to Purchase and Letter of
Transmittal is incorporated herein by reference.

ITEM 12.  EXHIBITS

     (a)(1)(A) Offer to Purchase dated June 29, 2001.

     (a)(1)(B) Letter of Transmittal.

     (a)(1)(C) Letter to Participants in the Sunquest Information Systems, Inc. Employee Stock Purchase Plan.

     (a)(1)(D) Notice of Guaranteed Delivery.

     (a)(1)(E) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(1)(F) Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

     (a)(1)(G) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(1)(H) Summary Advertisement as published on June 29, 2001.

     (a)(1)(I) Press Release dated June 25, 2001.

     (b) Credit Agreement dated as of June 24, 2001 by and between Misys plc, J.P.Morgan plc and Lloyds TSB Bank Plc.

     (d)(1) Agreement for Tender Offer and Merger dated as of June 24, 2001, by and among Misys plc, Kirsty, Inc., Sunshine Acquisition Corporation and Sunquest Information Systems, Inc.

     (d)(2) Shareholders' Agreement dated as of June 24, 2001 by and among Misys plc, Kirsty, Inc., Sunshine Acquisition Corporation and the individuals and other parties listed on Schedule A attached thereto.

     (d)(3) Confidentiality Agreement dated as of December 20, 2000 by and between Medic Computer Systems, L.L.C. and Sunquest Information Systems, Inc.

     (g) None.

     (h) None.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

     Not applicable.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SUNSHINE ACQUISITION CORPORATION

                                          By: /s/ ROSS K. GRAHAM
                                            ------------------------------------
                                            Name: Ross K. Graham
                                            Title: Vice President

                                          KIRSTY, INC.

                                          By: /s/ CHARLES JOHN COLWELL
                                            ------------------------------------
                                            Name: Charles John Colwell
                                            Title: President

                                          MISYS PLC

                                          By: /s/ ROSS K. GRAHAM
                                            ------------------------------------
                                            Name: Ross K. Graham
                                            Title: Corporate Development
                                              Director

Date: June 29, 2001

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                                 EXHIBIT INDEX

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
(a)(1)(A)     Offer to Purchase dated June 29, 2001.
(a)(1)(B)     Letter of Transmittal.
(a)(1)(C)     Letter to Participants in the Sunquest Information Systems,
              Inc. Employee Stock Purchase Plan.
(a)(1)(D)     Notice of Guaranteed Delivery.
(a)(1)(E)     Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Nominees.
(a)(1)(F)     Letter to Clients for use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Nominees.
(a)(1)(G)     Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.
(a)(1)(H)     Summary Advertisement as published on June 29, 2001.
(a)(1)(I)     Press Release dated June 25, 2001.
(b)           Credit Agreement dated as of June 24, 2001 between Misys
              plc, J.P.Morgan plc and Lloyds TSB Bank plc.
(d)(1)        Agreement for Tender Offer and Merger dated as of June 24,
              2001, by and among Misys plc, Kirsty, Inc., Sunshine
              Acquisition Corporation and Sunquest Information Systems,
              Inc.
(d)(2)        Shareholders' Agreement dated as of June 24, 2001 by and
              among Misys plc, Kirsty, Inc., Sunshine Acquisition
              Corporation and the individuals and other parties listed on
              Schedule A attached thereto.
(d)(3)        Confidentiality Agreement dated as of December 20, 2000 by and between Medic Computer Systems, L.L.C. and Sunquest
              Information Systems, Inc.

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